October 2, 2012
VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander-Chile
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 6-K filed August 22, 2012
File No. 001-14554

Dear Ms. Hayes:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), we acknowledge receipt by Santander of the letter dated September 25, 2012 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F and Form 6-K of Santander-Chile.

Santander-Chile is working to respond to the Comment Letter. However, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander-Chile, we respectfully request an extension of time to respond to the Comment Letter to October 23, 2012.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld cc: Robert Moreno Heimlich
Banco Santander-Chile